FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month August, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Facts at a glance on proposed ‘ICICI Bank Employees Stock Unit Scheme - 2022’

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Bank has sought shareholders’ approval at the ensuing Annual General Meeting (“AGM”) scheduled on August 30, 2022 for (a) approval and adoption of ‘ICICI Bank Employees Stock Unit Scheme - 2022’ (“Scheme 2022”/”Scheme”); and (b) grant of the Units to eligible employee of select unlisted wholly owned subsidiaries under Scheme 2022 vide item nos. 23 and 24 of the AGM Notice dated June 28, 2022.

The proposed resolutions as well as explanatory statements forming part of the AGM Notice have already been circulated to the shareholders well in advance. To enable all our shareholders to view the key highlights and facts in a concise format, we have presented the information in a tabular format as under for ease of understanding:

Sr. No.	Particulars	Remarks
1.	Excluded Employees from the proposed Scheme

For ICICI Bank:

Managing Director & Chief Executive Officer, Executive Directors, Key Managerial Personnel, Senior Management Personnel and Material Risk Takers, as on the date of the Grant.

For the Bank’s select unlisted wholly owned subsidiaries:

Equivalent levels to Key Management Personnel, Senior Management Personnel, Material Risk Takers and whole time Directors of the Bank, as on the date of the Grant.

2.	Employees Included

The key objectives of the Scheme are to deepen the co-ownership amongst the (i) mid-level and front-line managers, and (ii) employees of Bank’s select unlisted wholly owned subsidiaries with the following key considerations:

i.       to enable employees’ participation in the business as an active stakeholder to usher in an 'Owner-Manager' culture and to act as a retention mechanism;

ii.       to enhance motivation of employees; and

iii.       to enable employees to participate in the long term growth and financial success of the Bank.

All employees of the Bank and select unlisted wholly owned subsidiaries who are exclusively working in India or outside India excluding the categories of employees listed above.

The coverage after exclusion of those mentioned as per Sr. No. 1 above of the table, would extend upto eight levels below Managing Director & Chief Executive Officer.

For the Leadership Levels, the primary tool for long-term variable pay shall be at market price options (under ESOS 2000), while for grades below Leadership Levels, the primary tool shall be Units under the Scheme 2022.

3.	Total number of Units to be Granted/Offered/ Issued

10 (Ten) Crore Units, in one or more tranches (approximately 1.44% of the equity share capital as on March 31, 2022).

The potential incremental dilution on account of the proposed grant of Employee Stock Units would be 0.2% of the paid up capital annually over the period of seven years.

4.	Tenure of the Scheme	7 (Seven) years from the date of shareholders’ approval.

5.	Maximum number of Units to be granted to any Eligible Employee

•   Schedule I - Part C - Clause (i) of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (“SEBI SBEB & SE Regulations”) mandates that the explanatory statement include a disclosure on “maximum number of options, SARs, shares, as the case may be, to be offered and issued per employee and in aggregate, if any“.

The disclosure made by the Bank is in compliance with the above requirement and it is stipulated that a maximum of 20,000 Units can be granted to an eligible employee in a financial year, which sets the absolute ceiling limit per grant.

This maximum cap per employee is further subject to compliance with RBI circular on Guidelines on Compensation of Whole Time Directors/ Chief Executive Officers/ Material Risk Takers and Control Function staff dated November 4, 2019 (“RBI Compensation Guidelines”)  which provides that the total variable pay shall be limited to a maximum of 300% of the fixed pay (for the relative performance measurement period). This forms part of the Board approved Compensation Policy of the Bank as well.

The Bank is subject to supervision by RBI including on parameters relating to compliance on Compensation Policy adherence and with regard to SEBI SBEB & SE Regulations, the secretarial auditor certificate is placed before the shareholders annually in order to provide assurance on compliance with the said Regulations.

Hence, in addition to supervision by the Board Governance, Remuneration & Nomination Committee (“BGRNC”) & the Board, the Bank would be subject to supervision by its regulator to ensure orderly conduct in the grant and administration of the proposed Scheme.

•    The grant shall be made only to those employees who fulfil the prescribed grant conditions and the maximum cap would be applicable in exceedingly limited instances subject to adherence to limits as mentioned in the RBI Compensation Guidelines.

6.	Performance based Grant conditions	Factors such as length of service, grade, performance, conduct, present contribution, potential contribution of the Eligible Employee or such other factors as the BGRNC may decide relevant.
7.	Vesting Period

The vesting of Units shall be essentially based on continuation of employment or service subject to minimum vesting period of 1 (one) year from the date of grant of Units and the vesting period would be spread over a minimum period of three (3) years from the date of grant of the Units.

In accordance with the RBI Compensation Guidelines, the vesting is spread over a minimum period of 3 (three) years.

8.	Maximum period within which Units shall vest	Units granted under this Scheme shall vest not later than the maximum vesting period of 4 (four) years.
9.	Performance parameters for Vesting

In addition to continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

i       Risk Calibrated Core Operating profit;

ii      Provision/asset quality;

iii     Other parameters, if any, as the Committee may determine.

The performance parameters for Control Functions of the Bank (which include Internal Audit, Risk & Compliance functions) would be governed by the regulatory guidelines.

10.	Entities covered

•      ICICI Bank Limited; and

•      Select unlisted wholly owned subsidiaries of ICICI Bank Limited which are aligned as a key delivery engine of the Bank’s core operating franchise and in essence complement the business delivery of the Bank, including but not limited to:

o  ICICI Bank UK PLC

o  ICICI Bank Canada

o  ICICI Investment Management Company Limited

11.	Exercise Price and period	Face value of equity shares of the Bank i.e. Rs. 2 for each unit (as adjusted for any changes in capital structure of the Bank) shall be the exercise price. Exercise period shall be 5 (five) years from the date of the respective vesting of the Units.

This is for your reference and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 23, 2022	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager